UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Daré Bioscience, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23666P 101

(CUSIP Number)

Roger L. Hawley
16044 Avenida Calma
Rancho Santa Fe, CA 92091

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 23666P 101

1.	Names of Reporting Persons Roger L. Hawley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)	X (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,095,105 (2)
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	1,095,105 (2)
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,095,105 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	4.4% (3)

14.	Type of Reporting Person (See Instructions)	IN

(1)	This Amendment No. 2 to Schedule 13D is filed by Roger L. Hawley and The Hawley Family Trust Dated October 22, 2004 (the “Trust” and together, Mr. Hawley, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this statement.
(2)	Consists of the following shares of Common Stock (i) 140,000 shares held in an individual retirement account for the benefit of Mr. Hawley, (ii) 944,956 shares held by the Trust, and (iii) 10,149 shares held by Mr. Hawley. Mr. Hawley serves as trustee of the Trust and holds sole voting and dispositive power over the shares held by the Trust. Mr. Hawley disclaims beneficial ownership as to the securities held by the Trust, except to the extent of his pecuniary interests therein.
(3)	This percentage and other percentage of class reported in this statement are calculated based on 24,690,404 shares of Common Stock outstanding as of March 26, 2020, as reported by issuer in its annual report on Form 10-K filed with the SEC on March 27, 2020.

CUSIP No. 23666P 101

1.	Names of Reporting Persons The Hawley Family Trust Dated October 22, 2004

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)	X (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	944,956 (2)
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	944,956 (2)
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	944,956 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	4.8%

14.	Type of Reporting Person (See Instructions)	OO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this statement.
(2)	Mr. Hawley serves as trustee of the Trust and holds sole voting and dispositive power over the shares held by the Trust. Mr. Hawley disclaims beneficial ownership as to the securities held by the Trust, except to the extent of his pecuniary interests therein.

CUSIP No. 23666P 101

Preliminary Note: This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2017, as amended by Amendment No. 1 thereto filed with the SEC on April 15, 2019 (as heretofore amended, the “Schedule 13D”).

The Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Daré Bioscience, Inc. (the “Issuer”) owned by the Reporting Persons. Except as specifically amended by this Amendment, items in the Schedule 13D are unchanged.

This Amendment reports a decrease in the Reporting Persons’ percentage of beneficial ownership of the outstanding Common Stock since the date the Reporting Persons’ last filing on Schedule 13D. Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

Paragraph (b) and (c) of Item 2 of the Schedule 13D is hereby amended by replacing it in its entirety with:

(b) Mr. Hawley’s address is 16044 Avenida Calma, Rancho Santa Fe, CA 92091.

(c) Mr. Hawley resigned from the Issuer’s board of directors and from all of its committees on July 11, 2019. Mr. Hawley is presently retired.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented with:

On March 30, 2020, Mr. Hawley acquired 10,149 shares of Common Stock upon the exercise of stock options. The exercise price for such stock options was paid for with his personal funds. Following the acquisition of such shares of Common Stock, the Reporting Persons beneficially own 1,095,105 shares of Common Stock consisting of: (i) 140,000 shares held in an individual retirement account for the benefit of Mr. Hawley, (ii) 944,956 shares held by the Trust, and (iii) 10,149 shares held by Mr. Hawley. Mr. Hawley serves as trustee of the Trust and holds sole voting and dispositive power over the shares held by the Trust. Mr. Hawley disclaims beneficial ownership as to the securities held by the Trust, except to the extent of his pecuniary interests therein.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented with:

Mr. Hawley acquired the shares of Common Stock upon the exercise of stock options for investment purposes.

Mr. Hawley resigned from the Issuer’s board of directors and from all of its committees on July 11, 2019.

CUSIP No. 23666P 101

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with:

(a)	Mr. Hawley may be deemed to beneficially own 1,095,105 shares of Common Stock consisting of: (i) 140,000 shares held in an individual retirement account for the benefit of Mr. Hawley, (ii) 944,956 shares held by the Trust, and (iii) 10,149 shares held by Mr. Hawley, representing 4.4% of the outstanding Common Stock as of March 26, 2020, based on 24,690,404 shares of Common Stock outstanding as of that date.

The Trust beneficially owns 944,956 shares of Common Stock, representing 3.8% of the outstanding Common Stock as of March 26, 2020, based on 24,690,404 shares of Common Stock outstanding as of that date.

(b)	Mr. Hawley holds sole voting and dispositive power over the 1,095,105 shares of Common Stock.

(c)	Since the date of filing of the Schedule 13D, Mr. Hawley acquired 10,149 shares of Common Stock upon the exercise of stock options.

(d)	Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)	On March 27, 2020, the Issuer reported on the facing page of its Form 10-K that 24,690,404 shares of Common Stock were outstanding as of March 26, 2020. As a result of the increase in the reported number of outstanding shares of Common Stock, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.

CUSIP No. 23666P 101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2020	/s/ Roger L. Hawley
Roger L. Hawley

THE HAWLEY FAMILY TRUST DATED OCTOBER 22, 2004

Dated: April 1, 2020	By:	/s/ Roger L. Hawley
	Name:	Roger L. Hawley
	Title:	Trustee